4/0 - 33
Branch 18
811-06463

AIM INTERNATIONAL MUTUAL FUNDS



PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.




SEC MAIL PROCESSING
RECEIVED
FEB 1 8 2005
WASH, D.C. 185 SECTION

PROCESSED
MAR 1 1 2005
THOMSON
FINANCIAL

February 11, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund

AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons, a copy of **Joint Report on Status of Boyce v. A I M Management Group, et. al., Case No. 4:04-CV-02587, [Plaintiff's Proposed] Order Appointing Lead Plaintiff and Appointing Co-Lead Counsel, [Defendants' Proposed] Order Appointing Lead Plaintiff and Appointing Co-Lead Counsel**, and **Stipulation and Order Setting Briefing Schedule** in *Richard T. Boyce v. A I M Management Group, Inc., et al.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund

AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund

Sincerely,



Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM BOYCE, Individually And On Behalf Of All Others Similarly Situated, Plaintiff,	)))	Civil Action No. 04cv2587
vs.	)	Judge Keith P. Ellison
AIM MANAGEMENT GROUP, INC., et al., Defendants.	))	

JOINT REPORT ON STATUS OF
***BOYCE V. AIM MANAGEMENT GROUP, ET. AL.*, CASE NO. 4:04-CV-02587**

The parties respectfully submit this joint report in response to this Court's January 24, 2005 questions concerning the status of the case.

The Boyce case consists of six cases consolidated by Judge Atlas on December 22, 2004. These cases are: *Boyce v. AIM Management Group, et al.*, Case No. 4:04-cv-02587, *Beasley v. AIM Management Group, et al.*, Case No. 4:04-cv-02589, *Kehlbeck Trust DTD 1-25-93 v. AIM Management Group, et al.*, Case No. 4:04-cv-02802, *Fry v. AIM Management Group, Inc.*, et al., Case No. 4:04-cv-02832, *Apu v. AIM Management Group, et al.*, Case No. 4:04-cv-02884, and *Bendix v. AIM Management Group, et al.*, Case No. 4:04-cv-03030 (collectively "*Boyce*").

The parties respond to this Court's 11 questions as follows:

Question 1: What motions are currently pending?

Response: Plaintiffs' Amended Motion for Appointment of Co-Lead Plaintiffs, Appointment of Co-Lead Counsel, Appointment of An Executive Committee, and Appointment of Co-Chairs of the Executive Committee. There are no motions filed by competing plaintiffs.

Plaintiffs' position: Plaintiffs intend to add the Chicago Deferred Compensation Plan as a co-plaintiff and request that the Court appoint the Chicago Plan's counsel, Bernstein Litowitz Berger & Grossmann, LLP, as co-lead counsel.

Defendants' position: Defendants are opposed to the designation of Chicago Deferred Compensation Plan as a co-plaintiff and the designation of the Bernstein Litowitz Berger & Grossmann, LLP law firm as Co-Lead Counsel or Co-Chair of the Executive Committee as neither have appeared as plaintiff or counsel to plaintiff in any of the Complaints consolidated herein.

The parties have attached two competing orders highlighting the differences of views between the parties.

Question 2: Is there a scheduling order in effect?

Response: No.

Question 3: If there is a scheduling order in effect, what are the upcoming deadlines and would you like to keep them? If not, what new deadlines would you like?

Response: The parties jointly propose the following schedule: Plaintiffs will file a Consolidated Amended Complaint 60 days after entry of the order appointing co-lead plaintiffs and co-lead counsel; Defendants will file any motion(s) to dismiss 60 days after the filing of the Consolidated Amended Complaint; Plaintiffs' opposition to the motion(s) to dismiss will be due 45 days after the motion(s) to dismiss; and Defendants' reply to the motion(s) to dismiss will be due 30 days after Plaintiffs' opposition(s). The parties submit the attached stipulation and proposed order setting forth the briefing schedule.

Plaintiffs' position: Plaintiffs want discovery to begin immediately and request a scheduling conference to address this issue. Plaintiffs believe their position is consistent with what other courts have done in the same circumstances.

Defendants' position: Defendants shall serve their written responses to initial disclosures within 45 days following receipt of service of the Consolidated Amended Complaint; however, Defendants are opposed to any further discovery pending the Court's ruling upon the Rule 12 motions. Defendants do not believe a scheduling conference is necessary unless and until Plaintiffs' Amended Consolidated Complaint survives the Rule 12 motions to dismiss.

Question 4: If there is no scheduling order in effect, would you like the Court to issue one?

Response: The parties request that the Court enter the attached scheduling order.

Plaintiffs' position: Plaintiffs request that the Court hold a status conference to discuss when discovery should start.

Defendants' position: No; not until and unless the Consolidated Amended Complaint survives the Rule 12 motions to dismiss.

Question 5: Was there a trial date scheduled?

Response: No.

Questions 6: If so, would you like to reinstate it?

Response: Not applicable.

Question 7: If not, would you like the Court to set one?

Response: Not at this time.

Question 8: Do you think a hearing or a scheduling conference would be necessary or helpful?

Response:

Plaintiffs' position: Yes. Plaintiffs believe a status conference is necessary to address when discovery should commence

Defendants' position: No. Defendants believe that consideration of the issues of discovery, new parties, and new counsel is premature and should not be taken up unless and until the Consolidated Amended Complaint survives the Rule 12 motions to dismiss.

Question 9: Are the parties currently engaging in settlement discussions or are such discussions likely to begin in the near future?

Response: No.

Question 10: Are the parties interested in mediation?

Response: Not at this time – the parties may be interested in mediation in the future.

Question 11: Is there anything else that you need from the Court at this time?

Response:

Plaintiffs' position: Plaintiffs request that the Court coordinate discovery in this case with discovery in another consolidated case, *Berdat v. Invesco Funds Group* ("*Berdat*"), that involves similar claims. (*Berdat* is really two cases, *Berdat v. Invesco Funds Group, et al.*, Case No. 4:04-cv-02555 and *Papia v. Aim Advisors, et al.*, Case No. 4:04-cv-02583, which Judge Atlas consolidated on December 23, 2004.

Plaintiffs believe coordinated discovery would enhance efficiency because *Boyce* and *Berdat* involve similar legal claims and factual allegations. Indeed, the *Berdat* plaintiffs stated in briefing before Judge Atlas that they "do not oppose the pre-trial **coordination** . . . of discovery and other pretrial matters to ensure that all cases are prosecuted in an efficient and expeditious manner." [Emphasis in original].

Defendants' position: Defendants are opposed to the coordination of discovery in this case with the *Berdat* case. The subject matter of the cases is entirely different; *Boyce* involves payments to third-party brokers; *Berdat* involves advisory fees paid to Defendants. In addition, the *Berdat* cases are derivative; the *Boyce* cases purport to be class actions.

Otherwise, the parties would request that the Court enter the attached Scheduling Order.

Dated: February 10, 2005

Respectfully submitted,

By: /S/

Stephen D. Susman
Tex. St. Bar 19521000
S.D.Tex. Bar 03257
SUSMAN GODFREY, L.L.P.
1000 Louisiana, Suite 5100
Houston, Texas 77002
Tel.: (713) 651-9366
Fax: (713) 654-6666

Counsel for Plaintiffs Joy D. Beasley and Sheila McDaid and Proposed Co-Lead Counsel

Of Counsel:

SUSMAN GODFREY L.L.P.
Steven J. Mitby
Texas State Bar No.: 24037123
Southern District of Texas Bar No.: 33591
Suite 5100
1000 Louisiana
Houston, Texas 77002
Tel.: (713) 651-9366
Fax: (713) 654-6666

Counsel for Plaintiffs Joy D. Beasley and Sheila McDaid and Proposed Co-Lead Counsel

-- and --

Jerome M. Congress
Janine L. Pollack
Kim E. Miller
Michael R. Reese
MILBERG WEISS BERSHAD &
SCHULMAN LLP
One Pennsylvania Plaza
New York, New York 10119
Tel.: (212) 594-5300
Fax: (212) 868-1229

Counsel for Plaintiffs Joy D. Beasley and Sheila McDaid and Proposed Co-Lead Counsel

-- and --

Marc A. Topaz
Richard A. Maniskas
SCHIFFRIN & BARROWAY, LLP
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA 19004
Tel.: (610) 667-7706
Fax: (610) 667-7056

Counsel for Plaintiff Richard Tim Boyce

-- and --

Jules Brody
Aaron Brody
STULL, STULL & BRODY
6 East 45th Street
New York, New York 10017
Tel.: (212) 687-7230
Fax: (212) 490-2022

Counsel for Plaintiffs Kehlbeck Trust DTD 1-25-93, Billy B. Kehlbeck, Donna J. Kehlbeck, Janice R. Fry, Bob J. Fry, James P. Hayes, Virginia L. Magbual, Henry W. Meyer, George Robert Perry, Robert P. Apu, Suzanne K. Apu, Marina Berti, Khanh Dinh, Frank Kendrick, Edward A. Krezel, Dan B. Lesiuk, John B. Perkins, Mildred E. Ruehlman, Louis E. Sperry, J. Doris Willson, Harvey R. Bendix, Cvetan Georgiev, David M.

Lucoff, Michael E. Parmelee, Trustee of the Herman S. and Esperanza A. Drayer Residual Trust U/A 4/22/83, and Stanley S. Stephenson, Trustee of the Stanley J. Stephenson Trust and Robert W. Wood

-- and --

Joseph H. Weiss
Richard Acocelli
WEISS & LURIE
551 Fifth Avenue, Suite 1600
New York, New York 10176
Tel.: (212) 682-3025
Fax: (212) 682-3010

Counsel for Plaintiffs Kehlbeck Trust DTD 1-25-93, Billy B. Kehlbeck, Donna J. Kehlbeck, Janice R. Fry, Bob J. Fry, James P. Hayes, Virginia L. Magbual, Henry W. Meyer, George Robert Perry, Robert P. Apu, Suzanne K. Apu, Marina Berti, Khanh Dinh, Frank Kendrick, Edward A. Krezel, Dan B. Lesiuk, John B. Perkins, Mildred E. Ruehlman, Louis E. Sperry, J. Doris Willson, Harvey R. Bendix, Cvetan Georgiev, David M. Lucoff, Michael E. Parmelee, Trustee of the Herman S. and Esperanza A. Drayer Residual Trust U/A 4/22/83, and Stanley S. Stephenson, Trustee of the Stanley J. Stephenson Trust and Robert W. Wood

-- and --

Charles J. Piven
Marshall N. Perkins
LAW OFFICES OF CHARLES J. PIVEN, P.A.
The World Trade Center – Baltimore
Suite 2525
401 East Pratt Street
Baltimore, Maryland 21202
Tel.: (410) 332-0030
Fax: (410) 685-1300

Counsel for Plaintiffs Joy D. Beasley and Sheila McDaid

-- and --

Thomas E. Bilek
HOEFFNER & BILEK LLP
440 Louisiana Street
Houston, Texas 77002
Tel.: (713) 227-7720
Fax: (713) 227-9404

Counsel for Plaintiffs Kehlbeck Trust DTD 1-25-93, Billy B. Kehlbeck, Donna J. Kehlbeck, Janice R. Fry, Bob J. Fry, James P. Hayes, Virginia L. Magbual, Henry W. Meyer, George Robert Perry, Robert P. Apu, Suzanne K. Apu, Marina Berti, Khanh Dinh, Frank Kendrick, Edward A. Krezel, Dan B. Lesiuk, John B. Perkins, Mildred E. Ruehlman, Louis E. Sperry, J. Doris Willson, Harvey R. Bendix, Cvetan Georgiev, David M. Lucoff, Michael E. Parmelee, Trustee of the Herman S. and Esperanza A. Drayer Residual Trust U/A 4/22/83, and Stanley S. Stephenson, Trustee of the Stanley J. Stephenson Trust and Robert W. Wood

By:___/S/____________________________

Charles S. Kelley
Tex. S.B. # 11199580
S.D. Tex. # 15344
MAYER, BROWN, ROWE & MAW LLP
700 Louisiana, Suite 3600
Houston, Texas 77002
(713) 547-9634
FAX (713) 632-1834

-- and –

Michael K. Oldham
Tex. S.B. # 00798405
S.D. Tex. # 21486
GIBBS & BRUNS, LLP
1100 Louisiana, Suite 5300
Houston, Texas 77002
Tel. (713) 751-5268
Fax (713) 750-0903

-- and --

Daniel A. Pollack, *pro hac vice*
Edward T. McDermott, *pro hac vice*
Anthony Zaccaria, *pro hac vice*
POLLACK & KAMINSKY
114 W. 47th St., Suite 1900
New York, NY 10036
(212) 575-4700
FAX (212) 575-6560

Counsel for Defendants Robert H. Graham, Mark H. Williamson, Aim Management Group Inc., Invesco Funds Group Inc., Aim Investment Services, Inc. and Aim Advisors Inc

By: /S/

Paul D. Flack
Tex. S.B. # 00786930
S.D. Tex. # 0456
NICKENS KEETON LAWLESS
FARRELL & FLACK, LLP
600 Travis, Suite 7500
Houston, Texas 77002

Counsel for Defendants Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley and Louis Sklar

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM BOYCE, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	)	Civil Action No. 04cv2587 Judge Keith P. Ellison

[PLAINTIFFS' PROPOSED] **ORDER APPOINTING LEAD PLAINTIFF AND APPOINTING CO-LEAD COUNSEL**

WHEREAS, appointment of Co-Lead Counsel is appropriate and consistent with the recommendations of § 10.22 of the Manual for Complex Litigation (4th ed. 2004);

NOW, THEREFORE, THE COURT ORDERS as follows:

I. APPOINTMENT OF LEAD PLAINTIFF AND ORGANIZATION OF COUNSEL

The Court designates the "Boyce Plaintiff Group"[1] as Lead Plaintiff. The Court also designates the following to act as Co-Lead Counsel ("Plaintiffs' Co-Lead Counsel" or "Co-Lead Counsel") in the above-captioned consolidated action ("Action"), with the responsibilities hereinafter described:

Milberg Weiss Bershad & Schulman LLP

[1] The Boyce Plaintiff Group consists of: Plaintiffs Richard Tim Boyce, Joy D. Beasley, Sheila McDaid, Kehlbeck Trust DTD 1-25-93, Billy B. Kehlbeck, Donna J. Kehlbeck, Janice R. Fry, Bob J. Fry, James P. Hayes, Virginia L. Magbual, Henry W. Meyer, George Robert Perry, Robert P. Apu, Suzanne K. Apu, Marina Berti, Khanh Dinh, Frank Kendrick, Edward A. Krezel, Dan B. Lesiuk, John B. Perkins, Mildred E. Ruehlman, Louis E. Sperry, J. Doris Willson, Robert W. Wood, Harvey R. Bendix, Cvetan Georgiev, David M. Lucoff, Michael E. Parmelee, Trustee of the Herman S. and Esperanza A. Drayer Residual Trust U/A 4/22/83, Stanley S. Stephenson, Trustee of the Stanley J. Stephenson Trust, and the City of Chicago Deferred Compensation Plan.

One Pennsylvania Plaza
New York, New York 10119
Telephone: (212) 594-5300
Facsimile: (212) 868-1229

Susman Godfrey LLP
Suite 5100
1000 Louisiana
Houston, Texas 77002
Telephone: (713) 651-9366
Facsimile: (713) 654-6666

Bernstein Litowitz Berger & Grossman LLP
12544 High Bluff Drive, Suite 150
San Diego, California 92130
Telephone: (858) 793-0070
Facsimile: (858) 793-0323

Plaintiffs' Co-Lead Counsel shall be generally responsible for coordinating the activities of the Boyce Plaintiff Group during pretrial proceedings and shall:

(a) determine (after consultation with other co-counsel as may be appropriate) and present (in briefs, oral argument, or such other fashion as may be appropriate, personally or by a designee) to the Court and opposing parties the position of the Boyce Plaintiff Group on all matters arising during pretrial proceedings;

(b) coordinate the initiation and conduct of discovery on behalf of the Boyce Plaintiff Group consistent with the requirements of the Federal Rules of Civil Procedure, including the preparation of written discovery, and the scheduling and examination of witnesses in depositions;

(c) conduct settlement negotiations on behalf of the Boyce Plaintiff Group;

(d) manage work assignments in a manner to ensure that pretrial preparation for the Boyce Plaintiff Group is conducted effectively, efficiently, and economically;

(e) enter into stipulations with opposing counsel necessary for the conduct of the litigation;

(f) retain expert consultants and witnesses;

(g) prepare and distribute to the parties periodic status reports;

(h) maintain time and disbursement records covering services as Plaintiffs' Co-Lead Counsel, and collect time and expense records from all Plaintiffs' counsel;

(i) request, if necessary, contributions from other Boyce Plaintiff Group counsel to further joint efforts on behalf of the Boyce Plaintiff Group;

(j) monitor the activities of co-counsel to ensure that schedules are met and unnecessary expenditures of time and funds are avoided; and

(k) perform such other duties as may be incidental to proper coordination of the Boyce Plaintiff Group's pretrial activities or authorized by further order of the Court.

Plaintiffs' Co-Lead Counsel are designated as the spokespersons for the Boyce Plaintiff Group with respect to all substantive communications with the Court and with defense counsel. Other counsel for members of the Boyce Plaintiff Group may communicate on substantive matters with the Court or defense counsel only if delegated to do so by Plaintiffs' Co-Lead Counsel.

II. **COORDINATION**

Co-Lead Counsel shall coordinate activities to avoid duplication and inefficiency in the filing, serving and/or implementation of pleadings, other court papers, discovery papers, and discovery practice.

III. **PRIVILEGES PRESERVED**

No communication among counsel for the Boyce Plaintiff Group shall be taken as a waiver of any privilege or protection to which they would otherwise be entitled. Moreover, no communication among defendants' counsel shall be taken as a waiver of any privilege or protection to which they would otherwise be entitled.

IV. SERVICE ON COUNSEL

Pleadings, Motions, and Other Documents: The Parties shall serve any pleadings, motions, or other documents upon opposing counsel by e-mail to the Parties' counsel as designated below. Service by e-mail on each of these designated counsel for the Boyce Plaintiffs Group shall constitute service on all other attorneys and parties who represent one or more individuals within the Boyce Plaintiffs Group. All pleadings, documents, exhibits and other attachments shall be served by attachment to e-mail in a format compatible with Adobe Acrobat software, which would include attaching pleadings as electronic files in either ".pdf" or ".tif" format. The e-mail service set forth in this order shall be provided in addition to any electronic notification sent to the Parties by the Court's ECF system.

TO PLAINTIFFS:

smitby@susmangodfrey.com
ssusman@susmangodfrey.com
jpollack@milbergweiss.com

robertg@blbglaw.com

TO DEFENDANTS:

ckelley@mayerbrownrowe.com
moldham@gibbs-bruns.com
dapollack@pollacklawfirm.com
etmcdermott@pollacklawfirm.com
azaccaria@pollacklawfirm.com
pflack@nickenskeeton.com

Any party whose email address changes or wishes to alter the email address to which pleadings may be served shall notify all parties in writing of the new address and shall file a copy of said written correspondence with the Court.

IT IS SO ORDERED

Dated: _______, 2005

Keith P. Ellison
United States District Judge

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM BOYCE, Individually And On Behalf Of All Others Similarly Situated,	)	
Plaintiff,	)	Civil Action No. 04cv2587
vs.	)	Judge Keith P. Ellison
AIM MANAGEMENT GROUP, INC., et al.,	)	
Defendants.	)	

[DEFENDANTS' PROPOSED] **ORDER APPOINTING LEAD PLAINTIFF AND APPOINTING CO-LEAD COUNSEL**

WHEREAS, appointment of Co-Lead Counsel is appropriate and consistent with the recommendations of § 10.22 of the Manual for Complex Litigation (4th ed. 2004);

NOW, THEREFORE, THE COURT ORDERS as follows:

I. APPOINTMENT OF LEAD PLAINTIFF AND ORGANIZATION OF COUNSEL

The Court designates the "Boyce Plaintiff Group"[1] as Lead Plaintiff. The Court also designates the following to act as Co-Lead Counsel ("Plaintiffs' Co-Lead Counsel" or "Co-Lead Counsel") in the above-captioned consolidated action ("Action"), with the responsibilities hereinafter described:

[1] The Boyce Plaintiff Group consists of: Plaintiffs Richard Tim Boyce, Joy D. Beasley, Sheila McDaid, Kehlbeck Trust DTD 1-25-93, Billy B. Kehlbeck, Donna J. Kehlbeck, Janice R. Fry, Bob J. Fry, James P. Hayes, Virginia L. Magbual, Henry W. Meyer, George Robert Perry, Robert P. Apu, Suzanne K. Apu, Marina Berti, Khanh Dinh, Frank Kendrick, Edward A. Krezel, Dan B. Lesiuk, John B. Perkins, Mildred E. Ruehlman, Louis E. Sperry, J. Doris Willson, Robert W. Wood, Harvey R. Bendix, Cvetan Georgiev, David M. Lucoff, Michael E. Parmelee, Trustee of the Herman S. and Esperanza A. Drayer Residual Trust U/A 4/22/83, and Stanley S. Stephenson, Trustee of the Stanley J. Stephenson Trust.

Milberg Weiss Bershad & Schulman LLP
One Pennsylvania Plaza
New York, New York 10119
Telephone: (212) 594-5300
Facsimile: (212) 868-1229

Susman Godfrey LLP
Suite 5100
1000 Louisiana
Houston, Texas 77002
Telephone: (713) 651-9366
Facsimile: (713) 654-6666

Plaintiffs' Co-Lead Counsel shall be generally responsible for coordinating the activities of the Boyce Plaintiff Group during pretrial proceedings and shall:

(a) determine (after consultation with other co-counsel as may be appropriate) and present (in briefs, oral argument, or such other fashion as may be appropriate, personally or by a designee) to the Court and opposing parties the position of the Boyce Plaintiff Group on all matters arising during pretrial proceedings;

(b) coordinate the initiation and conduct of discovery on behalf of the Boyce Plaintiff Group consistent with the requirements of the Federal Rules of Civil Procedure, including the preparation of written discovery, and the scheduling and examination of witnesses in depositions;

(c) conduct settlement negotiations on behalf of the Boyce Plaintiff Group;

(d) manage work assignments in a manner to ensure that pretrial preparation for the Boyce Plaintiff Group is conducted effectively, efficiently, and economically;

(e) enter into stipulations with opposing counsel necessary for the conduct of the litigation;

(f) retain expert consultants and witnesses;

(g) prepare and distribute to the parties periodic status reports;

(h) maintain time and disbursement records covering services as Plaintiffs' Co-Lead Counsel, and collect time and expense records from all Plaintiffs' counsel;

(i) request, if necessary, contributions from other Boyce Plaintiff Group counsel to further joint efforts on behalf of the Boyce Plaintiff Group;

(j) monitor the activities of co-counsel to ensure that schedules are met and unnecessary expenditures of time and funds are avoided; and

(k) perform such other duties as may be incidental to proper coordination of the Boyce Plaintiff Group's pretrial activities or authorized by further order of the Court.

Plaintiffs' Co-Lead Counsel are designated as the spokespersons for the Boyce Plaintiff Group with respect to all substantive communications with the Court and with defense counsel. Other counsel for members of the Boyce Plaintiff Group may communicate on substantive matters with the Court or defense counsel only if delegated to do so by Plaintiffs' Co-Lead Counsel.

II. <u>COORDINATION</u>

Co-Lead Counsel shall coordinate activities to avoid duplication and inefficiency in the filing, serving and/or implementation of pleadings, other court papers, discovery papers, and discovery practice.

III. <u>PRIVILEGES PRESERVED</u>

No communication among counsel for the Boyce Plaintiff Group shall be taken as a waiver of any privilege or protection to which they would otherwise be entitled. Moreover, no communication among defendants' counsel shall be taken as a waiver of any privilege or protection to which they would otherwise be entitled.

IV. SERVICE ON COUNSEL

Pleadings, Motions, and Other Documents: The Parties shall serve any pleadings, motions, or other documents upon opposing counsel by e-mail to the Parties' counsel as designated below. Service by e-mail on each of these designated counsel for the Boyce Plaintiffs Group shall constitute service on all other attorneys and parties who represent one or more individuals within the Boyce Plaintiffs Group. All pleadings, documents, exhibits and other attachments shall be served by attachment to e-mail in a format compatible with Adobe Acrobat software, which would include attaching pleadings as electronic files in either ".pdf" or ".tif" format. The e-mail service set forth in this order shall be provided in addition to any electronic notification sent to the Parties by the Court's ECF system.

TO PLAINTIFFS:

smitby@susmangodfrey.com
ssusman@susmangodfrey.com
jpollack@milbergweiss.com

TO DEFENDANTS:

ckelley@mayerbrownrowe.com
moldham@gibbs-bruns.com
dapollack@pollacklawfirm.com
etmcdermott@pollacklawfirm.com
azaccaria@pollacklawfirm.com
pflack@nickenskeeton.com

Any party whose email address changes or wishes to alter the email address to which pleadings may be served shall notify all parties in writing of the new address and shall file a copy of said written correspondence with the Court.

IT IS SO ORDERED

Dated: _______, 2005

Keith P. Ellison
United States District Judge

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM BOYCE, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	)	Civil Action No. 04cv2587 Judge Keith P. Ellison

STIPULATION AND ORDER SETTING BRIEFING SCHEDULING

The Parties agree and stipulate, subject to the Court's approval, to the following schedule:

1. Plaintiff shall file a Consolidated Amended Complaint in *Boyce* within sixty (60) days of the date of the entry of this Order. Pending filing and service of the Consolidated Amended Complaint, Defendants shall have no obligation to move, answer or otherwise respond to any of the Initial Complaints in any actions consolidated herein.

2. In the event any of Defendants files a motion, answer or other response directed at the Consolidated Amended Complaint, Defendants shall file and serve their motion(s), answer(s) or other response(s), together with any brief(s) in support thereof, within sixty (60) days after service of the Consolidated Amended Complaint.

3. In the event any of Defendants files a motion, answer or other response directed at the Consolidated Amended Complaint, Plaintiffs shall file any response in opposition to such motion within forty-five (45) days of service of such motion and Defendants shall file their reply to such opposition within thirty (30) days of service of the response in opposition filed by

Plaintiff.

IT IS SO ORDERED

Dated: _________, 2005

____
Keith P. Ellison
United States District Judge